AGENCY AGREEMENT

May 5, 2021

IM Cannabis Corp.

Kibbutz Glil Yam

Central District, Israel
4690500

Attention:  Oren Shuster, Chief Executive Officer

Dear Sir:

Roth Canada, ULC (the "Agent") understands that IM Cannabis Corp. (the "Corporation") proposes to issue and sell up to 6,086,956 common shares ("Shares" or each a "Share") at a price of U.S.$5.75 per Share (the "Offering Price") and for no additional consideration, one half of one common share purchase warrant (each whole warrant, a "Warrant") of the Corporation for each Share purchased by the Purchasers (collectively, the "Offered Securities") for aggregate gross proceeds of up to U.S.$35,000,000. Each Warrant shall be issued pursuant to and subject to the terms of a Warrant Certificate (as defined herein). Each Warrant shall entitle the holder thereof to purchase one common share (a "Warrant Share") at an exercise price of U.S.$7.20 per Warrant Share, subject to adjustment, at any time until 5:00 p.m. (Toronto time) on the date that is five (5) years after the Closing Date (as defined herein). The offering of the Offered Securities by the Corporation is hereinafter referred to as the "Offering".

The Corporation has prepared and filed a preliminary short form base shelf prospectus dated March 12, 2021 (the "Preliminary Base Shelf Prospectus") and a final short form base shelf prospectus dated March 31, 2021 (the "Final Base Shelf Prospectus") in respect of the offering of Common Shares ("Common Shares"), warrants, subscription receipts, debt securities, units comprising of one or more of the other securities or any combination of such securities in one or more offerings for an aggregate offering price of up to $250,000,000 with the British Columbia Securities Commission (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the Provinces and Territories of Canada; and the Reviewing Authority has issued a receipt on behalf of itself and evidencing issuance of a receipt by Ontario, and also a receipt under Multilateral Instrument 11-102 - Passport System (the "Decision Document") on behalf of the Canadian securities regulator in each of Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories for each of the Preliminary Base Shelf Prospectus and the Final Base Shelf  Prospectus. The term "Base Prospectus" means the Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable Securities laws in each of the Provinces of Canada and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the each of the Provinces of Canada, including National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (together, the "Shelf Procedures").  Concurrent with the filing of the Base Prospectus, the Corporation has filed a registration statement on Form F-10 with the SEC as Registration No. 333-254255. The term "Prospectus" means the Final Base Shelf Prospectus and the prospectus supplement (the "Supplement") relating to the Offering, to be dated and filed with the Canadian securities regulatory authority in the each of the Provinces and Territories of Canada(collectively, the "Canadian Securities Regulators") on the date hereof in accordance with the Shelf Procedures, together with the Base Prospectus, including all documents incorporated therein by reference. Such Supplement will also be filed with the SEC pursuant to General Instruction II.I of Form F-10 in the United States.

The Corporation wishes to appoint the Agent to act as its sole and exclusive agent, and to effect the sale of the Offered Securities on a best efforts basis. The Agent shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation (each, a "Selling Firm") for the purpose of arranging for purchases of the Offered Securities. With respect to the offer or sale of any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons (as defined herein), the parties to this Agreement (as defined herein) acknowledge and agree that the Agent may appoint duly registered U.S. broker-dealers (each such Selling Firm, a "U.S. Selling Group Member") to act as sub-agents to conduct offers and sales of the Offered Securities in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons.

The Corporation has granted the Agent an option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time until that date that is 30 days following the Closing Date (as herein defined) (the "Over-Allotment Expiry Date"), to offer for sale such number of additional Offered Securities  (the "Over-Allotment Securities") as is equal to 15% of the number of Offered Securities issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes, as applicable. The Over-Allotment Option may be exercised by the Agent in respect of Over-Allotment Securities at the Offering Price. The Offered Securities and the Over-Allotment Securities are sometimes collectively referred to herein as the "Qualified Securities". The Common Shares that are included in the Over-Allotment Securities are referred to herein as the "Over-Allotment Shares" and the Common Shares issuable upon exercise of the Warrants included in the Over-Allotment Securities (the "Over-Allotment Warrants") are referred to herein as the "Over-Allotment Warrant Shares".

In consideration of the Agent's services hereunder, the Corporation agrees to pay to the Agent on the Closing Date a fee (the "Agency Fee") equal to 6.5% of the gross proceeds realized by the Corporation in respect of the sale of the Offered Securities on the Closing Date (or U.S.$0.37375 per Offered Share) including any proceeds raised through the sale of Over-Allotment Securities pursuant to the exercise of the Over-Allotment Option. As additional consideration for its services performed under this Agreement, the Corporation shall issue to the Agent, on the Closing Date (in such name or names as the Agent may direct in writing) compensation warrants (the "Compensation Warrants") exercisable to acquire that number of Common Shares (the "Compensation Shares") as is equal to 3.0% of the Offered Shares and/or Over-Allotment Shares sold under the Offering on the Closing Date. Each Compensation Warrant shall be in substantially the same form as the Warrants and shall be exercisable, at any time in whole or in part, commencing on the date that is six (6) months from the date of this Agreement and expiring on the three and one half (3.5) year anniversary of this Agreement, at an initial exercise price per Compensation Share equal to 115% of the Offering Price.  In the event that the Corporation terminates this Agreement for any reason other than a breach by the Agent or a Selling Firm, the Agent (and, as applicable, a Selling Firm) shall be entitled to the above noted compensation in connection with any offering of securities or other financing or capital raising transaction of any kind (a "Tail Financing") that the Corporation completes to the extent that such Tail Financing is both: (i) provided to the Corporation by investors that were brought "over-the-wall" by the Agent or a Selling Firm or were contacted by the Agent or a Selling Firm with the prior approval of the Corporation in connection with this Offering; and (ii) such Tail Financing is consummated at any time within twelve (12) months of this Agreement.

The obligation of the Corporation to pay the Agency Fee and to issue the Compensation Warrants shall arise at the Closing Time (as defined herein) against payment for the Offered Securities and the Agency Fee and Compensation Warrants shall be fully earned by the Agent at such time.

It is understood that the Offered Securities will be offered to Purchasers (as defined herein) resident in any one or more of: (i) the provinces of British Columbia, Alberta and Ontario, and such other jurisdictions in Canada as mutually agreed upon the Corporation and the Agent (collectively, the "Canadian Selling Jurisdictions"); (ii) the United States (as defined herein) in a public offering registered on Form F-10; and (iii) jurisdictions other than the Canadian Selling Jurisdictions and the United States as may mutually be agreed to by the Corporation and the Agent (collectively with the Canadian Selling Jurisdictions and the United States, the "Selling Jurisdictions"), on a private placement basis, provided that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement.

DEFINITIONS

Unless expressly provided otherwise, where used in this Agreement, the following terms shall have the following meanings:

"affiliate", "associate", "material change", "material fact" and "misrepresentation" shall have the respective meanings ascribed thereto under Applicable Securities Laws of the Canadian Selling Jurisdictions;

"Agency Fee" has the meaning ascribed thereto in the fifth paragraph of this Agreement;

"Agent" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

"Annual Financial Statements" means the audited financial statements of the Corporation as at and for its fiscal years ended December 31, 2020 and 2019;

"Applicable Laws" means all applicable federal, provincial, state and local laws and regulations of authorities having jurisdiction over the Corporation (or the Corporation Subsidiaries, as applicable) or the Agent, as applicable;

"Applicable Securities Laws" means, collectively, the applicable securities laws of the Selling Jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the applicable securities commissions thereunder, the rules and policies of the Exchanges;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;

"Canadian Securities Regulators" means, collectively, the applicable securities commission or securities regulatory authority in each of the Provinces and Territories of Canada;

"Canadian Selling Jurisdictions" has the meaning ascribed thereto in the eighth paragraph of this Agreement;

"CDS" means CDS Clearing and Depository Services Inc.;

"Claims" has the meaning ascribed thereto in Section 14;

"Closing" means the completion of the initial issue and sale by the Corporation of the Qualified Securities pursuant to this Agreement;

"Closing Date" means May 7, 2021 or such other date as the Corporation and the Agent may agree upon in writing;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

"Common Shares" means the common shares in the capital of the Corporation, which the Corporation is authorized to issue, as constituted on the date hereof;

"comparables" has the meaning ascribed thereto in NI 41-101;

"Compensation Warrants" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Compensation Shares" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Compensation Warrant Certificates" means the certificates representing the Compensation Warrants;

"Corporation" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Corporation's Auditors" means Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global;

"Corporation Subsidiaries" means the material subsidiaries of the Corporation, as set forth in Schedule "B" to this Agreement;

"CSE" means the Canadian Securities Exchange;

"Disclosure Record" means all information contained in any press releases, material change reports, financial statements, prospectuses, annual and quarterly reports or other document of the Corporation which has been publicly filed on SEDAR by, or on behalf of, the Corporation pursuant to Applicable Securities Laws of the Canadian Selling Jurisdictions;

"Distribution" means "distribution" or "distribution to the public" as those terms are defined under Applicable Securities Laws of the Canadian Selling Jurisdictions and the United States;

"Documents Incorporated by Reference" means all financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by NI 44-101 to be incorporated by reference into the Prospectus or any Prospectus Amendment;

"Due Diligence Session" has the meaning ascribed thereto in subsection 6(d);

"DTC" means the Depositary Trust Company;

"EDGAR" means the system for Electronic Data Gathering, Analysis and Retrieval maintained by the SEC;

"Eligible Issuer" means an issuer that meets the criteria and has complied with the requirements of NI 44- 101 so as to allow it to offer its securities using a short form prospectus;

"Environmental Laws" has the meaning ascribed thereto in subsection 7(hh);

"Exchanges" means, collectively, the CSE and Nasdaq;

"Final Prospectus" means (i) the Final Base Shelf Prospectus of the Corporation, including all of the Documents Incorporated by Reference and (ii) the corresponding final base shelf prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) filed by the Corporation with the SEC on the Corporation's registration statement on Form F-10;

"Form F-10" means the registration statement (Registration No. 333-254255) filed with the SEC on Form F-10 in connection with the Prospectus in respect of the Offered Securities;

"Indemnified Party" or "Indemnified Parties" has the meaning ascribed thereto in Section 14;

"Institutional Accredited Investor" means (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the U.S. Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the U.S. Securities Act;

"Intellectual Property" means:

(a) any trademarks, trade names, business names, brand names, service marks, computer software (including source code and object code), computer programs, compositions, configurations, copyrights, including any performing, author or moral rights, designs, developments, drawings, inventions, patents, franchises, formulae, processes, know-how, trade secrets, compositions, processes, prototypes, plans, procedures, techniques, technology and related goodwill and any other similar other intellectual or industrial property and includes any rights to the foregoing; and

(b) all registrations (including all reissues, continuations, continuations-in-part, revisions, extensions, divisionals, and reexaminations thereof) and applications for registration with respect to any of the foregoing, together with all rights to apply for registrations, certificates, or renewals with respect to any of the foregoing;

"knowledge" means, as it pertains to the Corporation, the actual knowledge, after due inquiry, of the Chief Executive Officer, the Chief Financial Officer and, in the case of matters relating to Intellectual Property that is owned or licensed by the Corporation or any of the Corporation Subsidiaries, the employee of the Corporation that is the most responsible for directing such matters;

"Leased Premises" has the meaning ascribed thereto in subsection 7(kk);

"marketing materials" has the meaning ascribed thereto in NI 41-101;

"Material Adverse Effect" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of the Corporation, whether or not arising in the ordinary course of business;

"Material Agreement" means any "material contract" required to be filed on SEDAR by the Corporation pursuant to NI 51-102;

"Material Permits" has the meaning ascribed thereto in subsection 7(vv);

"MI 11-102" means Multilateral Instrument 11-102 - Passport System;

"MYM" means MYM Nutraceuticals Inc., a corporation formed under the laws of the province of British Columbia;

"MYM's Auditors" means Charlton & Company, Chartered Professional Accountants, MYM's auditors in respect of MYM's audited financial statements as at and for its fiscal years ended May 31, 2020 and 2019;

"MYM Financial Statements" means the audited financial statements of MYM as at and for its fiscal years ended May 31, 2020 and 2019 and the unaudited interim financial statements of MYM Nutraceuticals Inc. as at and for the three and nine month periods ended February 28, 2021;

"Nasdaq" means the Nasdaq Capital Market;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Notice" has the meaning ascribed thereto in Section 20;

"Offered Securities" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering Documents" has the meaning ascribed to such term in subsection 5(a)(iii);

"Offering Price" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Over-Allotment Option" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Over-Allotment Closing" has the meaning ascribed thereto in Section 10;

"Over-Allotment Closing Date" means the date, which shall be a Business Day, as set out in the Over- Allotment Option Notice or such other date that the Corporation and the Agent may agree;

"Over-Allotment Closing Time" means 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Corporation and the Agent may agree;

"Over-Allotment Expiry Date" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Over-Allotment Option Notice" has the meaning ascribed thereto in Section 10;

"Over-Allotment Securities" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Over-Allotment Shares" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Over-Allotment Warrant Shares" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Over-Allotment Warrants" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"person" shall be interpreted broadly and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

"Preliminary Prospectus" means (i) the Preliminary Base Shelf Prospectus of the Corporation, including all of the Documents Incorporated by Reference, and (ii) the corresponding preliminary base shelf prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) filed by the Corporation with the SEC on the Corporation's registration statement on Form F-10;

"Pro Forma Financial Statements" means the pro forma financial statements appearing in the Supplement with respect to the Corporation, Trichome and MYM in connection with the proposed plan of arrangement among the Corporation and MYM;

"Prospectus" means, as the context requires, the Preliminary Prospectus and/or the Final Prospectus and the Supplement, including any Prospectus Amendment;

"Prospectus Amendment" means any amendment or supplement to the Prospectus, other than the Supplement;

"Purchasers" means any persons who acquire Qualified Securities at the Closing Time or Over-Allotment Closing Time;

"Qualified Securities" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"SEC" means the United States Securities and Exchange Commission;

"Securities Regulators" means the applicable securities regulatory authorities in the Selling Jurisdictions, including the Canadian Securities Regulators and the Exchanges and the SEC;

"SEDAR" means the system for electronic document analysis and retrieval operated by the Canadian Securities Administrators;

"Selling Firm" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Selling Jurisdictions" has the meaning ascribed thereto in the eighth paragraph of this Agreement;

"Standard Listing Conditions" means the standard post-Closing conditions imposed by the CSE and Nasdaq, which shall, for the avoidance of doubt, exclude any requirement for shareholder approval;

"standard term sheet" has the meaning ascribed thereto in NI 41-101;

"Supplement" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Taxes" has the meaning ascribed thereto in subsection 7(k);

"template version" has the meaning ascribed thereto in NI 41-101;

"Trading Day" means a day on which both the Nasdaq and the CSE are open for trading.

"Transfer Agent" means Computershare Investor Services Inc.;

"Trichome" means Trichome Financial Corp., a corporation formed under the laws of the province of Ontario;

"Trichome's Auditors" means MNP LLP, Trichome's auditors in respect of the Trichome Financial Statements;

"Trichome Financial Statements" means the audited financial statements of Trichome as at and for its fiscal years ended December 31, 2020 and 2019;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person" as such term is defined in Regulation S under the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means all applicable United States federal securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder;

"Warrant" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Warrant Certificates" means the certificates representing the Warrants, which shall be substantially in the form set out in Schedule "D"; and

"Warrant Share" has the meaning ascribed thereto in the first paragraph of this Agreement.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" - Convertible Securities
Schedule "B" - Corporation Subsidiaries

Schedule "C" - U.S. Securities Purchase Agreement

Schedule "D" - Form of Warrant Certificate

TERMS AND CONDITIONS

1. Nature of the Transaction

Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agent to act as its sole and exclusive agent, and the Agent hereby accepts such appointment, to effect the sale of the Offered Securities on a best efforts basis to persons resident in the Canadian Selling Jurisdictions. The Agent agrees to use its best efforts to sell the Offered Securities, but it is hereby understood and agreed that the Agent shall act as agent only and is under no obligation to purchase any of the Offered Securities, although the Agent may subscribe for the Offered Securities if it so desires.

During the Distribution of the Qualified Securities, if applicable, the Corporation and Agent shall approve in writing (prior to such time that marketing materials are provided to potential investors) any marketing materials reasonably requested to be provided by the Agent to any potential investor, such marketing materials to comply with Applicable Securities Laws of the Canadian Selling Jurisdictions and the United States. As applicable, the Agent shall provide a copy of any marketing materials used in connection with the Offering, to the Corporation in accordance with this Section 1.  If applicable, the Corporation shall file a template version and any revised template version of such marketing materials with the Canadian Securities Regulators and the SEC as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Agent, and in any event on or before the day the marketing materials are first provided to any potential investor, and such filing shall constitute the Agent's authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation.

The Corporation and the Agent, on a several basis, covenant and agree:

(a) not to provide any potential investor with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators and, if required by U.S. Securities Laws, the SEC, on or before the day such marketing materials are first provided to any potential investor;

(b) not to provide any potential investor with any materials or information in relation to the Distribution of the Qualified Securities or the Corporation other than: (i) such marketing materials that have been approved and filed in accordance with this Section 1; (ii) the Prospectus and any Prospectus Amendments; and (iii) any standard term sheets approved in writing by the Corporation and the Agent; and

(c) that any marketing materials approved and filed in accordance with this Section 1 and any standard term sheets approved in writing by the Corporation and the Agent shall only be provided to potential investors in the Selling Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws.

2. Prospectus Supplement

(a) The Corporation shall, as soon as reasonably practicable following the execution of this Agreement, use its commercially reasonable efforts to: (i) prepare and file the Supplement in each of the Provinces and Territories of Canada and with the SEC; and (ii) take all other steps and proceedings that may be necessary to be taken by the Corporation in order to: (A) qualify the Qualified Securities for Distribution in each of the Canadian Selling Jurisdictions under Applicable Securities Laws; and (B) qualify the grant of the Compensation Warrants in each of the Canadian Selling Jurisdictions under Applicable Securities Laws, on or before 5:00 p.m. (Toronto time) on the date hereof or such later date as the Corporation and the Agent may agree.

(b) The Corporation shall, as soon as possible following the filing by the Corporation of the Supplement, use its commercially reasonable efforts to: (i) file the Supplement with the SEC pursuant General Instruction II.I of Form F-10; and (ii) take all other steps and proceedings that may be necessary to be taken by the Corporation in order to: (A) qualify the Qualified Securities for Distribution in the United States under U.S. Securities Laws and (B) qualify the Compensation Warrants in the United States under U.S. Securities Laws.

(c) Until the date on which the Distribution of the Qualified Securities is completed, the Corporation will use commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required or desirable under Applicable Securities Laws of the Canadian Selling Jurisdictions and the United States under the U.S. Securities Act to continue to qualify the Distribution of the Qualified Securities and the Compensation Warrants, or, in the event that the Qualified Securities and the Compensation Warrants have, for any reason, ceased to so qualify, to so qualify again the Qualified Securities and the Compensation Warrants for Distribution in such Selling Jurisdictions.

3. Covenants and Representations of the Agent

(a) The Agent has complied and will comply, and shall require any other Selling Firm with which the Agent has a contractual relationship in respect of the Distribution of the Qualified Securities (including, for the avoidance of doubt, the U.S. Selling Group Members) to comply, with Applicable Securities Laws in connection with the Distribution of the Qualified Securities, shall ensure that each Selling Firm agrees to comply with the covenants and obligations given by the Agent herein, to the extent applicable, and shall offer the Qualified Securities for sale to the public in the Selling Jurisdictions directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Agent agrees to obtain such an agreement of each Selling Firm. The Agent has offered and will offer, and shall require any Selling Firm to offer, for sale to the public and sell the Qualified Securities only in those jurisdictions where they may be lawfully offered for sale or sold.

(b) The Agent shall, and shall require any Selling Firm to agree to, distribute the Qualified Securities in a manner which complies with and observes all Applicable Laws in each jurisdiction into and from which they may offer to sell Qualified Securities or distribute the Prospectus or any Prospectus Amendment in connection with the Distribution of the Qualified Securities and will not, directly or indirectly, offer, sell or deliver any Qualified Securities or deliver the Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Canadian Selling Jurisdictions and the United States except in a manner which will not require the Corporation to comply with the registration, prospectus, filing or other similar requirements under the Applicable Laws relating to securities of such other jurisdictions.

(c) The Agent shall use all reasonable efforts to complete the Distribution of the Qualified Securities pursuant to the Prospectus as early as practicable and the Agent shall advise the Corporation in writing when, in the opinion of the Agent, the Agent has completed the Distribution of the Qualified Securities and within 25 days of the Closing Date provide a breakdown of the number of Qualified Securities distributed and proceeds received in each of the Canadian Selling Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

(d) The Agent shall not sell any Offered Securities to any Purchaser where such sale would result in any Purchaser owning 5% or more of the issued and outstanding Common Shares on Closing, unless such Purchaser (i) notifies the Corporation in advance; and (ii) obtains the pre-approval of the Israeli Medical Cannabis Agency if such pre-approval is required.

(e) The Agent shall deliver a copy of the Prospectus and any Prospectus Amendment to each Purchaser.

(f) The Agent represents and warrants to the Corporation and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement that:

(i) it is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated;

(ii) it holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(iii) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(iv) all information reasonably requested by the Agent and its counsel in connection with the due diligence investigations of the Agent will be treated by the Agent and its counsel as confidential and will only be used in connection with the Offering;

(v) the Agent shall have been satisfied with the results of its financial, business and legal due diligence with respect to the Corporation, and will have received and be satisfied with the results of all investigations and searches conducted or caused to be conducted by the Agent and its counsel with respect to the Corporation in all jurisdictions that the Agent and its counsel deem appropriate;

(vi) it is an appropriately registered investment dealer under provincial securities laws, rules and regulations of the Canadian Selling Jurisdictions so as to permit it to lawfully fulfil its obligations hereunder;

(vii) it and each Selling Firm that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act will not offer or sell any of the Qualified Securities in the United States or to, or for the account or benefit of, U.S. Persons other than through a U.S. Selling Group Member or otherwise in compliance with Rule 15a- 6 under the U.S. Exchange Act; and

(viii) all offers and sales of the Qualified Securities in the United States or to, or for the account or benefit of, U.S. Persons will be effected by a U.S. Selling Group Member in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Selling Group Member is, and will be on the date of each offer or sale of the Qualified Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective states' broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

(g) The representations and warranties of the Agent contained in this Agreement shall be true at the Closing Time and Over-Allotment Closing Time and they shall survive the completion of the transactions contemplated under this Agreement until the third anniversary of the Closing Date.

For the purposes of this Section 3, the Agent shall be entitled to assume that the Qualified Securities are qualified for Distribution in any Canadian Selling Jurisdiction where the Supplement shall have been filed. The Agent shall be entitled to assume that the Qualified Securities are qualified for Distribution in the United States when a supplement has been filed on EDGAR.

The Corporation understands and agrees that the Agent may arrange for Purchasers in jurisdictions other than Canada and the United States, on a private placement basis and provided that the purchase of such Qualified Securities does not contravene the Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration or other obligation on the part of the Corporation including, but not limited to, any continuing obligation in that jurisdiction.

4. Deliveries

(a) The Corporation shall deliver, or cause to be delivered to the Agent, without charge:

(i) concurrent with the filing of the Supplement:

(A) copies of the Supplement, signed and certified as required by Applicable Securities Laws of the Selling Jurisdictions (provided that the Agent shall have also signed and certified the Supplement);

(B) copies of any Documents Incorporated by Reference which have not previously been delivered to the Agent or filed on SEDAR; and

(C) a copy of any other document required to be filed or that is otherwise delivered by the Corporation in respect of the Offering under the laws of each of the Selling Jurisdictions in compliance with Applicable Securities Laws, to the extent not available on SEDAR or EDGAR;

(ii) prior to the filing of the Supplement, copies of all forms, notices and certificates required to be filed by the Corporation pursuant to the policies of the CSE;

(iii) contemporaneously with, prior to, or as soon as reasonably practicable after the filing of the Supplement but in any event prior to the Closing Date, copies of the correspondence indicating that the Nasdaq has been properly notified of the listing of the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Compensation Shares on the Nasdaq;

(iv) contemporaneously with, or prior to, the filing of the Supplement, a "long form" comfort letter dated the date of the Supplement, in form and substance satisfactory to the Agent, addressed to the Agent from each of the Corporation's Auditors, Trichome's Auditors and MYM's Auditors with respect to financial and accounting information relating to the Corporation, Trichome and MYM, as applicable, contained in the Final Prospectus (including the Supplement) and the Documents Incorporated by Reference, which letter shall be based on a review by the Corporation's Auditors, Trichome's Auditors and MYM's Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of each of the Corporation's Auditors, Trichome's Auditors and MYM's Auditors, each addressed to the Canadian Securities Regulators; and

(v) prior to the filing of any Prospectus Amendment with the Securities Regulators and/or the SEC, a copy of such Prospectus Amendment signed and certified as required by Applicable Securities Laws of the Canadian Selling Jurisdictions. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Agent and the Agent's counsel, with respect to such Prospectus Amendment, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in this Section 4, as appropriate or reasonably requested by the Agent in the circumstances.

(b) Delivery of the Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Agent that, as at the date of the Prospectus or Prospectus Amendment, as the case may be: (i) all information and statements (except information and statements relating solely to the Agent and provided by the Agent in writing) contained in the Prospectus and any Prospectus Amendments are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Qualified Securities; (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Agent and provided by the Agent in writing) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (iii) such documents comply in all material respects with the requirements of the Applicable Securities Laws of the Canadian Selling Jurisdictions and the U.S. Securities Act, and have been filed (and a receipt or notice of effectiveness of such filing will be obtained, if required) in each of the Canadian Selling Jurisdictions and the United States, as applicable; and (iv) except as set forth or contemplated in the Final Base Shelf Prospectus or as will be set forth or contemplated in the Supplement or any Prospectus Amendment, there has been no material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since the end of the period covered by the Annual Financial Statements. Such deliveries shall also constitute the Corporation's consent to the use by the Agent and any Selling Firm of the Prospectus and any Prospectus Amendment in connection with the Distribution of the Qualified Securities in the Selling Jurisdictions in compliance with this Agreement and Applicable Securities Laws.

(c) The Corporation shall cause an electronic copy of the Final Prospectus and any Prospectus Amendment to be delivered to the Agent. Such delivery shall be effected as soon as possible after the filing of the Supplement, or in relation to any Prospectus Amendment, as soon as possible after such Prospectus Amendment is filed with Securities Regulators.

5. Material Change During Distribution

(a) During the Distribution of the Qualified Securities, the Corporation shall promptly notify the Agent in writing of:

(i) any material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(iii) any change in any material fact or matter covered by a statement contained in the Prospectus or any Prospectus Amendment (collectively, the "Offering Documents") which change is, or may be, of such a nature as to render any of the Offering Documents misleading or untrue or which would result in a misrepresentation in any of the Offering Documents or which would result in the Prospectus or any Prospectus Amendment not complying with the Applicable Securities Laws or other laws of any Canadian Selling Jurisdiction or the SEC.

(b) The Corporation will comply with Applicable Securities Laws in the Canadian Selling Jurisdictions, and the Corporation will prepare and will file any Prospectus Amendment, which, in the opinion of the Agent and its counsel, acting reasonably, may be necessary to continue to qualify the Qualified Securities for Distribution in each of the Canadian Selling Jurisdictions and the United States.

(c) In addition to the provisions of subsections 5(a) and 5(b), the Corporation shall, in good faith, discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section and shall consult with the Agent with respect to the form and content of any amendment or other Prospectus Amendment proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Prospectus Amendment shall be filed with any Securities Regulator prior to the review thereof by the Agent and its counsel, acting reasonably.

6. Covenants of the Corporation

The Corporation hereby covenants to the Agent that:

(a) the Corporation shall:

(i) forthwith after the execution of this Agreement and in any event no later than 4:00 p.m. (Toronto time) on the date hereof, use reasonable commercial efforts to prepare and file the Supplement and other documents required under Applicable Securities Laws to be filed in connection with the Supplement, in the Selling Jurisdictions, and otherwise fulfill all legal requirements necessary to enable the Qualified Securities to be offered in each of the Selling Jurisdictions through the Agent or any other investment dealer duly registered in the applicable Selling Jurisdiction who complies with Applicable Securities Laws and the terms and conditions of its registration; and

(ii) until the date on which the distribution of the Qualified Securities is completed, use its commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that from time to time may be required or desired under Applicable Securities Laws in each Canadian Selling Jurisdiction and in the United States to continue to qualify the distribution of the Qualified Securities or, in the event that the Qualified Securities have, for any reason, ceased to so qualify, to so qualify again the Qualified Securities for distribution;

(b) prior to the filing of the Supplement and, during the period of distribution of the Qualified Securities, prior to the filing with any Canadian Securities Regulators or with the SEC of any Prospectus Amendment after the date hereof, the Corporation shall allow the Agent and the Agent's Counsel to participate fully in the preparation of, and to approve the form of, the Supplement and any such Prospectus Amendment, as applicable, and to have reviewed any Documents Incorporated by Reference therein (such approval and review not to be unreasonably withheld, conditioned or delayed)

(c) the Corporation shall advise the Agent of the time when the Supplement and any Prospectus Amendment has been filed with the Canadian Securities Regulators and the supplement has been filed with the SEC, and will provide evidence reasonably satisfactory to the Agent of each such filing;

(d) the Corporation shall, prior to the Closing Time and the Over-Allotment Closing Time, allow the Agent (and its counsel and consultants) to conduct all due diligence which the Agent may reasonably require or consider necessary or appropriate in order to fulfill the Agent's obligations as a registrant to complete the Offering as provided herein. The Corporation will provide to the Agent (and its counsel and consultants) reasonable access to the Corporation's properties (if any), senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry, the Agent (or its counsel and consultants) may conduct, the Corporation shall also make available its directors, senior management, Corporation's Auditors, Trichome's Auditors, MYM's Auditors and counsel to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to filing the Supplement and each Closing and Over-Allotment Closing (collectively, the "Due Diligence Session"). The Agent shall distribute a list of written questions in advance of each Due Diligence Session;

(e) the Corporation shall forthwith advise the Agent of, and provide the Agent with copies of, any written communications relating to:

(i) the issuance by any securities regulatory authority, including the Exchanges, of any order suspending or preventing the use of the Prospectus or any Prospectus Amendment or any cease trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

(ii) the receipt of any material communication from any securities regulatory authority, including the Exchanges or other authority relating to the Prospectus or any Prospectus Amendment or the Offering;

(f) the Corporation shall use its commercially reasonable efforts to prevent the issuance of any order referred to in (f)(i) above and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable;

(g) the Corporation shall use its commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Canadian Selling Jurisdictions and the United States for as long as any Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer under any Applicable Securities Laws;

(h) the Corporation shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the Exchanges or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, for as long as any Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer under any Applicable Securities Laws;

(i) the Corporation shall use its commercially reasonable efforts to ensure that the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Compensation Shares will be conditionally approved for listing on the CSE upon their issue, subject only to Standard Listing Conditions, and that the Nasdaq be properly notified of the listing of the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Compensation Shares on the Nasdaq such that such securities are listed on the Nasdaq by the Closing Date;

(j) the Corporation shall use the net proceeds of the Offering in the manner and subject to the qualifications described in the Prospectus under the heading "Use of Proceeds"; and

(k) the Corporation shall, as soon as practicable, use its commercially reasonable efforts to receive all necessary consents to the transactions contemplated herein.

7. Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agent (and further provides the representations and warranties appearing in the U.S. Securities Purchase Agreement attached as Schedule "C" hereto in respect of Purchasers resident in the United States) that as at the date hereof:

(a) the Corporation has been duly incorporated, continued or amalgamated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Warrant Certificates (upon execution and delivery thereof), the Compensation Warrant Certificates (upon execution and delivery thereof) and any other document, filing, instrument or agreement delivered in connection with the Offering, and to carry out its obligations hereunder and thereunder;

(b) no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation to which the Corporation is a party or of which the Corporation has knowledge;

(c) the Corporation is the direct or indirect registered and beneficial owner of the Corporation Subsidiaries in the proportions and manners set forth in Schedule "B", in each case, except as disclosed or incorporated by reference in the Prospectus, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any of the Corporation Subsidiaries of any of the shares or other securities of any Corporation Subsidiary;

(d) each Corporation Subsidiary, to the best of the Corporation's knowledge, is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization (as indicated in Schedule "B" hereto) and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and, to the best of the Corporation's knowledge, none of the Corporation Subsidiaries nor any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Corporation Subsidiaries' dissolution or winding up;

(e) all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the sale of the Offered Securities, and the consummation of the transactions contemplated hereby, have been made or obtained or will be obtained prior to the Closing Date, as applicable, subject only to the Standard Listing Conditions and any post-Closing notice filings required under applicable United States federal or state securities laws;

(f) upon the execution and delivery thereof, each of this Agreement, the Warrant Certificates and the Compensation Warrant Certificates shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws;

(g) the currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in the Common Shares or prohibiting the trading of any of the Common Shares has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(h) the definitive form of certificate representing the Common Shares complies with the requirements of the Business Corporations Act (British Columbia), complies with the requirements of the CSE and does not conflict with the constating documents of the Corporation;

(i) the Annual Financial Statements, the Trichome Financial Statements, and the Pro Forma Financial Statements:

(i) have been prepared in accordance with international financial reporting standards consistently applied throughout the period referred to therein;

(ii) contain no misrepresentation and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation and Trichome, as applicable, as at such dates and results of operations of the Corporation and Trichome, as applicable, for the periods then ended; and

(iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and Trichome, as applicable,

and there has been no change in accounting policies or practices of the Corporation since the date of the latest audited financial statements incorporated by reference into the Offering Documents;

(j) the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of the Common Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(k) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and the Corporation Subsidiaries have been paid except where the failure to pay such taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Corporation Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where such failure would not have a Material Adverse Effect. Neither the Corporation nor any of the Corporation Subsidiaries have received any written notice regarding examination of any tax return of the Corporation or the Corporation Subsidiaries (as applicable) currently in progress and the Corporation has no knowledge of any facts that could give rise to any such examination and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any of the Corporation Subsidiaries except where such examinations would not have a Material Adverse Effect;

(l) the Corporation's Auditors, which are the auditors who audited the Annual Financial Statements and who provided their audit report thereon, are independent public accountants under Applicable Securities Laws and there has never been a "reportable disagreement" (within the meaning of NI 51-102) between the Corporation and the Corporation's Auditors; similarly, Trichome's Auditors, which are the auditors who audited the Trichome Financial Statements and who provided their audit report thereon, are independent public accountants with respect to Trichome under Applicable Securities Laws of the Canadian Selling Jurisdictions and there has never been a "reportable disagreement" (within the meaning of NI 51-102) between Trichome and Trichome's Auditors;

(m) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with management's general or specific authorization;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets;

(iii) access to assets is permitted only in accordance with management's general or specific authorization; and

(iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(n) the Corporation is in compliance with the certification requirements contained in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators with respect to the Corporation's annual and interim filings with Canadian Securities Regulators;

(o) the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators;

(p) except for the Warrants, the Over-Allotment Warrants, the Compensation Warrants and as set forth in Schedule "A" to this Agreement, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation (nor any of the Corporation Subsidiaries), and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation or any of the Corporation Subsidiaries are outstanding;

(q) all information which has been prepared by the Corporation relating to the Corporation, the Corporation Subsidiaries and its business, properties and liabilities that is or has been publicly disclosed or otherwise provided to the Agent or its counsel, including any investor or corporate presentations posted on the Corporation's website, and all financial, marketing, sales and operational information, is, as of the date of such information, true and correct in all material respects, contains no misrepresentation and no material fact or facts have been omitted therefrom which would make such information misleading;

(r) except as properly disclosed in the Offering Documents, the Corporation has not approved, has not entered into any agreement in respect of, and to the knowledge of the Corporation there are no facts or circumstances in respect of:

(i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any of the Corporation Subsidiaries, whether by asset sale, transfer of shares or otherwise;

(ii) the issuance of any securities of the Corporation or a right of first refusal with respect to the issuance by the Corporation of any securities;

(iii) any change in control of the Corporation (whether by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Corporation);

(iv) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation; or

(v) an agreement in force or having the effect of which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(s) except as otherwise disclosed in the Offering Documents, no legal or governmental proceedings are pending to which the Corporation or any of the Corporation Subsidiaries is a party or to which its property is subject that would result individually or in the aggregate in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against, or are contemplated with respect to, the Corporation, any of the Corporation Subsidiaries or any of their respective properties or assets;

(t) the Corporation is the legal and beneficial owner, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, of the interests in personal property referred to as owned by it in the Prospectus, and all material agreements under which the Corporation holds an interest in personal property are in good standing according to their terms;

(u) except as would not reasonably be expected to have a Material Adverse Effect, all contracts to which the Corporation and/or any Corporation Subsidiary is a party are, to the knowledge of the Corporation, in full force and effect and are valid and enforceable by and against the Corporation or the Corporation Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that the ability to sever unenforceable terms may be limited by applicable laws, and none of the Corporation or any Corporation Subsidiary is in material default or breach of any Material Agreement;

(v) the minute books and records of the Corporation and, to the best of the Corporation's knowledge, the Corporation Subsidiaries made available to counsel for the Agent in connection with its due diligence investigations of the Corporation are all of the minute books and records of the Corporation and the Corporation Subsidiaries (as applicable) and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the boards of directors of the Corporation and each of the Corporation Subsidiaries (as applicable) to the date of review of such corporate records and minute books, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation and the Corporation Subsidiaries not reflected in such minute books and other records;

(w) the Corporation is, and will be at the Closing Time and Over-Allotment Closing Time, an Eligible Issuer and a reporting issuer under Applicable Securities Laws in the Canadian Selling Jurisdictions, and the Corporation is not in default in any material respect of any requirement of Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the applicable Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since the date of the latest audited financial statements incorporated by reference into the Offering Documents, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed, except to the extent that the Offering and the transactions contemplated thereunder may constitute a material change;

(x) the execution and delivery of each of this Agreement, the Warrant Certificates and the Compensation Warrant Certificates and the compliance with all provisions contemplated thereunder, the Offering and sale of the Qualified Securities and the issuance of the Qualified Securities and the Compensation Warrants does not and will not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party (in each case in the Selling Jurisdictions), except: (A) such as have been obtained; or (B) such as may be required and will be obtained by the Closing Time on the Closing Date;

(ii) result in a breach of, or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(A) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, board of directors or any committee of the board of directors of the Corporation;

(B) any Applicable Law applicable to the Corporation or any of the Corporation Subsidiaries, including the Applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Corporation Subsidiaries; or

(C) any Material Agreement; or

(iii) give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any of the Corporation Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its properties;

(w) the authorized capital of the Corporation consists of an unlimited number of Common Shares issuable in series, of which, as of the close of business on May 4, 2021, 50,957,377 Common Shares are issued and outstanding as fully paid and non-assessable, in addition to the convertible securities set forth in Schedule "A" hereto;

(x) other than as contemplated hereby, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder's fee in connection with the Offering;

(y) all material disclosure filings required to be made by the Corporation pursuant to Applicable Securities Laws of the Canadian Selling Jurisdictions since January 1, 2021 have been made and such disclosure and filings contained no material misrepresentation as at the respective dates thereof;

(z) all forward-looking information and statements of the Corporation contained in the Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made or based on assumptions that are reasonable;

(aa) the statistical, industry and market related data included in the Prospectus are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees in all material respects with the sources from which it was derived;

(bb) except as otherwise disclosed in the Offering Documents and the Documents Incorporated by Reference, the Corporation has no knowledge of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation or any of the Corporation Subsidiaries;

(cc) the Corporation and each of the Corporation Subsidiaries, to the best of the knowledge of the Corporation, is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect, and has not and is not engaged in any unfair labour practice;

(dd) except as properly disclosed in the Offering Documents, there has not been and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect;

(ee) neither the Corporation nor any of the Corporation Subsidiaries have any material loans or other material indebtedness outstanding which have been made to any of their respective officers, directors or employees, past or present, any known holder of more than 10% of any class of shares of the Corporation, or any person not dealing at arm's length with the Corporation or any of the Corporation Subsidiaries that are currently outstanding;

(ff) except as disclosed in the Disclosure Record, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any associate or affiliate of any of the foregoing persons, had or has any material interest, direct or indirect, in any transaction or any proposed transaction that was or is material to the Corporation;

(gg) the Corporation and each of the Corporation Subsidiaries maintains insurance covering the properties, operations, personnel and businesses of the Corporation and the Corporation Subsidiaries as the Corporation or Corporation Subsidiary, as applicable, reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in the reasonable opinion of management of the Corporation to protect the Corporation, the Corporation Subsidiaries and the business of the Corporation and the Corporation Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; and the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(hh) except as otherwise disclosed in the Offering Documents and the Documents Incorporated by Reference, the Corporation and each of the Corporation Subsidiaries: (i) is in compliance with any and all Applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business, (iii) is in compliance with all terms and conditions of any such permit, license or approval, (iv) to the knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation or any of the Corporation Subsidiaries with respect to any alleged material violation of any Environmental Law, and (v) to the knowledge of the Corporation, no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, license or other approval, claim or condition would not, singly or in the aggregate, have or would be expected to have a Material Adverse Effect on the Corporation;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any securities regulatory authority;

(jj) except as otherwise disclosed in the Offering Documents and the Documents Incorporated by Reference, the Corporation has not made any loans to, or guaranteed the obligations of, any person;

(kk) with respect to each of the premises of the Corporation which is material to the Corporation and which the Corporation or any of the Corporation Subsidiaries occupies as tenant (the "Leased Premises"), the Corporation (or the Corporation Subsidiary, as applicable) has the right to occupy and use such Leased Premises, and each of the leases pursuant to which the Corporation (or the Corporation Subsidiary, as applicable) occupies the Leased Premises are in good standing and in full force and effect, and neither the Corporation, any of the Corporation Subsidiaries, as applicable, to the best of the Corporation's knowledge, are in breach of any material covenants, conditions or obligations contained therein;

(ll) there have not been and there are not currently any material disagreements with any of the employees of the Corporation or, to the best of the Corporation's knowledge, any of the Corporation Subsidiaries or any which are adversely affecting the carrying on of the business of the Corporation or any of the Corporation Subsidiaries;

(mm) neither the Corporation nor, to the best of the Corporation's knowledge, any Corporation Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

(nn) the Corporation and each Corporation Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(oo) each employee benefit plan that is maintained, administered or contributed to by the Corporation and the Corporation Subsidiaries for employees or former employees of the Corporation and the Corporation Subsidiaries has been maintained in all material respects in compliance with its terms and Applicable Laws. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation and the Corporation Subsidiaries, except as would not reasonably be expected to have a material adverse effect;

(pp) no material labour dispute, disruption, grievance, arbitration or other conflict exists with the employees of the Corporation or the Corporation Subsidiaries, or, to the knowledge of the Corporation, is imminent or threatened;

(qq) to the knowledge of the Corporation, since the date of the latest audited financial statements incorporated by reference into the Offering Documents, none of the directors, officers or employees of the Corporation Subsidiaries, any person who owns, directly or indirectly, an ownership interest in the Corporation Subsidiaries or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation or  the Corporation Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or the Corporation Subsidiaries, except as disclosed or incorporated by reference in the Prospectus or stated in the Disclosure Record;

(rr) except as otherwise disclosed in the Offering Documents and the Documents Incorporated by Reference, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, including, for the avoidance of doubt, any regulatory authority, now pending or threatened against or affecting the Corporation or any of the Corporation Subsidiaries, which would cause a Material Adverse Effect;

(ss) the Offered Securities will at the Closing Time qualify as eligible investments as described in the Prospectus under the heading "Eligibility for Investment" and the Corporation will not take or permit any action within its control which would cause the Offered Securities to cease to be qualified, during the period of distribution of the Offered Securities, as eligible investments to the extent so described in the Prospectus;

(tt) the Transfer Agent at its principal offices in the City of Vancouver has been duly appointed as registrar and transfer agent for the Common Shares;

(uu) neither the Corporation, any of the Corporation Subsidiaries, nor to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any of the Corporation Subsidiaries have:

(i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds;

(iii) violated any applicable anti-bribery, export control and economic sanctions laws including any provision of the Corruption of Foreign Officials Act (Canada) or the United States Foreign Corrupt Practice Act; or

(iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(vv) the Corporation and/or the Corporation Subsidiaries hold all of the permits, licenses and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Corporation, including the business of the Corporation Subsidiaries (as such business is currently conducted), including, but not limited to, permits, licenses and like authorizations from Regulatory Authorities (collectively, the "Material Permits"); all such Material Permits which are so required are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation, including the business of the Corporation Subsidiaries, as now carried on or proposed to be carried on, as set out in the Offering Documents, and neither the Corporation nor any of the Corporation Subsidiaries, as applicable, are in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Material Permits in good standing;

(ww) the Corporation and/or the Corporation Subsidiaries, as applicable, are and, to the knowledge of the Corporation, at all times have been in material compliance with each Material Permit held by them and are not in violation of, or in default under, any such Material Permit in any material respect, except in any case where the Corporation or the Corporation Subsidiaries, as applicable, have received a valid and effective waiver of such violation or default;

(xx) to the Corporation's knowledge, there is no Intellectual Property, other than the Intellectual Property which the Corporation or the Corporation Subsidiaries own and license, that is required to permit the Corporation or the Corporation Subsidiaries, as applicable to substantially carry on its present business as described in the Prospectus, including but not limited to the provision of Intellectual Property related services to the medical cannabis industry, and the Corporation has no knowledge of any Intellectual Property owned by another person that is required to permit the Corporation or any of the Corporation Subsidiaries to substantially carry on their business as described in the Prospectus and to which the Corporation knows it (or the applicable Corporation Subsidiary) cannot obtain a license;

(yy) the Corporation has not received any notice or claim (whether written, oral or otherwise) challenging the Corporation's ownership or right to use any of Intellectual Property or the provision of Intellectual Property related services to the medical cannabis industry or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property that is owned by the Corporation or the Corporation Subsidiaries (or any one of them);

(zz) to the knowledge of the Corporation, the conduct of the business of the Corporation and the Corporation Subsidiaries (including the use or other exploitation of Intellectual Property by the Corporation or other licensees and the provision of Intellectual Property related services to the medical cannabis industry) has not infringed, violated or misappropriated any Intellectual Property right of any person;

(aaa) except as disclosed in the Offering Documents or the Documents Incorporated by Reference, neither the Corporation nor any of the Corporation Subsidiaries are a party to any legal action or legal proceeding, nor has the Corporation nor any of the Corporation Subsidiaries received notice of any legal action or legal proceeding being threatened, that alleges that any current or proposed conduct of the Corporation's business (including the use or other exploitation of any Intellectual Property by the Corporation or any of the Corporation Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(bbb) except as otherwise disclosed in the Offering Documents, the Corporation has not entered into any agreement to complete any "significant acquisition" or that may constitute a "probable acquisitions" (as such terms are described in Applicable Securities Laws), that would require, pursuant to NI 44-101, any financial statements or pro forma financial statements in respect thereof to be included in the Prospectus;

(ccc) other than as disclosed in or incorporated by reference in the Offering Documents, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a "significant acquisition" for the purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a "significant acquisition" for the purposes of Part 8 of NI 51-102 if completed as of the date of the Supplement relating to the Qualified Securities;

(ddd) none of the Corporation nor any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the United States Securities Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder;

(eee) the operations of the Corporation and the Corporation Subsidiaries are and have been conducted at all times in compliance with, in each case to the extent applicable, the financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Corporation Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened; and

(fff) neither the Corporation, nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

8. Closing

The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of counsel to the Corporation, Gowling WLG (Canada) LLP, Toronto, Ontario, or at such other place or places as the Agent and the Corporation may agree.  At the Closing Time, the Corporation shall: (a) deliver the Offered Shares: (i) to the Agent through The Depository Trust Company's (DTC) Deposit or Withdrawal at Custodian (DWAC) system and/or pursuant to the non-certificate issue system maintained by CDS Clearing & Depository Services Inc. in Canada; or (ii) via ""Delivery Versus Payment" ("DVP") (i.e., on the Closing Date, payment shall be made by the Agent (or its clearing firm) by wire transfer to the Corporation, upon receipt of such payment, the Corporation shall issue the Offered Shares registered in the Purchasers' names and addresses and released by the Transfer Agent directly to the account(s) at the Agent or Selling Firm identified by each Purchaser; upon receipt of such Shares, the Agent or Selling Firm shall promptly electronically deliver such Offered Shares to the applicable Purchaser; and (b) deliver to the Agent, an electronic copy of the Warrant Certificates registered as the agent may direct the Corporation in writing (with an original to follow by courier), against payment by the Agent to the Corporation of the aggregate purchase price payable to the Corporation for the Offered Securities by certified cheque, bank draft or wire transfer. The payment made to the Corporation will be net of the Agency Fee and net of amounts payable to the Agent's legal counsel, Tingle Merrett LLP, and reasonable out-of-pocket expenses of the Agent incurred in connection with the Offering (which expenses shall be borne by the Corporation), as more fully set out in Section 15.  In addition, the Corporation shall, at the Closing Time, issue to the Agent the Compensation Warrant Certificates.

9. Closing Conditions

The Agent's obligation to complete the Closing at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement and in certificates required to be delivered by the Corporation hereunder as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a) the Agent shall have received favourable legal opinions, dated the Closing Date, of the Corporation's Canadian counsel, Gowling WLG (Canada) LLP, the Corporation's U.S. counsel, Dorsey & Whitney LLP and from the Corporation's counsel in Israel (in respect of Corporation Subsidiaries governed by the laws of Israel), as applicable, and any other local counsel, and a negative assurance letter from U.S. counsel to the Corporation, in form and substance satisfactory to the Agent, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation and the Corporation Subsidiaries, executed on its behalf by a senior officer of the Corporation and the Corporation Subsidiaries, as applicable, and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials) (with such opinions being subject to usual and customary assumptions and qualifications);

(b) (I) with respect to sales made in the Canadian Selling Jurisdictions, the Agent shall have received the Shares, the Warrants, and the Compensation Warrants (in physical or electronic form, subject to compliance with Applicable Securities Laws, and as the Agent may advise); and (II) with respect to sales made in the United States, the delivery of the Shares and the Warrants to each Purchaser that is resident in the United States;

(c) the Agent shall have received an incumbency certificate dated the Closing Date including specimen signatures of the President and Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(d) the Agent shall have received a certificate dated the Closing Date of the Chief Executive Officer and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agent, to the effect that, to the best of their knowledge, information and belief, after due inquiry and without personal liability:

(i) the representations and warranties of the Corporation contained in this Agreement are true and correct in all respects as if made at and as of the Closing Time;

(ii) the Corporation has complied with and satisfied the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(iii) the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv) the minutes or other records of various proceedings and actions of the Corporation's board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any stock exchange, securities commission or securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending;

(vi) since the respective dates as of which information is given in the Prospectus as amended by any Prospectus Amendment: (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation; and (B) other than the Offering and except as disclosed in the Prospectus or any Prospectus Amendment, as the case may be, no transaction has been entered into by the Corporation which constitutes a material change as defined in Applicable Securities Laws of the Canadian Selling Jurisdictions;

(vii) none of the documents filed with applicable securities regulatory authorities since January 1, 2021, contained a misrepresentation as at the time the relevant document was filed that has not since been corrected; and

(viii) there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Prospectus or any Prospectus Amendment or the Documents Incorporated by Reference, as the case may be;

(e) the Agent shall have received a comfort letter dated the Closing Date, in form and substance satisfactory to the Agent from each of the Corporation's Auditors, Trichome's Auditors and MYM's Auditors confirming the continued accuracy of the comfort letters to be delivered to the Agent pursuant to subsection 4(a)(v) with such changes as may be necessary to bring the information in such letters forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agent;

(f) the Agent shall have received copies of a Securities Purchase Agreement, substantially in the form set out as Schedule "C" hereto, duly executed by the Corporation and each Purchaser that is resident in the United States;

(g) the Corporation's board of directors shall have authorized and approved the execution and delivery of this Agreement, the Warrant Certificates, and the Compensation Warrant Certificates, the allotment, issuance and delivery of the Shares, Over-Allotment Shares and the Over-Allotment Warrant Shares and the creation and issuance of the Warrants, Over-Allotment Warrants and Compensation Warrants and, upon the due exercise of the Warrants, Over-Allotment Warrants and the Compensation Warrants, the allotment, issuance and delivery of the Warrant Shares, Over-Allotment Shares and the Compensation Shares, as the case may be, and all matters relating thereto;

(h) the Corporation shall have received the conditional approval, as applicable, from the CSE for the listing of the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Compensation Shares for trading on the CSE and the Corporation shall have properly notified Nasdaq for the listing of the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Compensation Shares for trading on the Nasdaq;

(i) the Corporation shall not have received any notice from the CSE or from Nasdaq that the Shares, the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares, or the Compensation Shares shall not be accepted for listing on the CSE or Nasdaq;

(j) all forms, notices and certificates required to be filed by the Corporation pursuant to the policies of the CSE;

(k) the Agent shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer's list (or equivalent) maintained by the Canadian Securities Regulators in the Canadian Selling Jurisdictions;

(l) the Agent shall have received a certificate of good standing or equivalent thereof in respect of the Corporation;

(m) the Agent and its counsel shall have been provided with all information and documentation reasonably requested relating to their due diligence inquiries and investigations;

(n) the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate securities regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Qualified Securities to the Purchasers prior to the Closing Time; as herein contemplated, it being understood that the Agent shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject only to the Standard Listing Conditions and any post-Closing notice filings under applicable United States federal or state securities laws;

(o) the Agent shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date; and

(p) the Agent shall have received a lock-up agreement in form satisfactory to the Corporation and the Agent, each acting reasonably, from each of the directors and executive officers of the Corporation holding office at the time of Closing, covering the period set forth in Section 11.

The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Agent and the Agent's counsel.

10. Exercise of Over-Allotment Option

The Agent may exercise the Over-Allotment Option, in whole or in part, at any time and from time to time prior to the Over-Allotment Expiry Date by delivery of written notice to the Corporation of the number of Over-Allotment Securities in respect of which the Over-Allotment Option is being exercised and the date for delivery of the Over-Allotment Securities (an "Over-Allotment Option Notice"). The Over-Allotment Option Closing Date shall be determined by the Agent but shall not be earlier than two business days or later than seven business days after delivery of the Over-Allotment Option Notice. In the event the Over- Allotment Option is exercised prior to the Closing Date, the Over-Allotment Closing shall take place together with the Closing on the Closing Date. Upon exercise of the Over-Allotment Option as provided herein the Corporation shall become obligated to sell the total number of Over-Allotment Securities in respect of which the Agent is exercising the Over-Allotment Option.

Any such closing shall be referred to as a "Over-Allotment Closing" and shall be conducted in the same manner as the initial Closing. At any Over-Allotment Closing, the Corporation and the Agent shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

11. Restrictions on Further Issues or Sales

During the period commencing on the date hereof and ending 60 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed), enter into any agreement to issue or announce the issuance or proposed issuance of, any additional Common Shares or any securities convertible into or exchangeable for Common Shares, other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Corporation existing and outstanding as of the date hereof; (ii) the issuance of securities in connection with arm's length asset or share acquisitions; or (iii) the grant of equity incentives in the normal course under existing securities-based incentive plans that have been duly approved for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation.

12. All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement, including those terms in Section 9, will be construed as conditions and any breach or failure to comply with any of the conditions shall entitle the Agent to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Agent, any such waiver or extension must be in writing and signed by the Agent.

13. Rights of Termination

Without limiting any of the other provisions of this Agreement, the Agent will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the Purchasers, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Closing Time if, after the date hereof and at any time prior to the Closing:

(a) there shall have occurred any change in any material fact, material change (actual, intended, anticipated or threatened) or the Agent shall have discovered any previously undisclosed material fact (determined by the Agent in its sole discretion, acting reasonably) in relation to the Corporation, which, in the opinion of the Agent, acting reasonably, prevents or restricts trading in the securities of the Corporation or the Distribution of the Qualified Securities or has or could reasonably be expected to have a Material Adverse Effect;

(b) there shall have occurred any change in the Applicable Securities Laws of any Selling Jurisdiction or any inquiry, investigation or other proceeding by a securities regulatory authority or any order is issued under or pursuant to any statute of Canada or any province thereof, or the SEC, or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Corporation), which, in the reasonable opinion of the Agent, would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, accident, public protest, government law or regulation, war or act of terrorism of national or international consequence, pandemic (including without limitation, matters caused by, related to or resulting from the COVID-19 pandemic, to the extent that there is a material adverse development related thereto after the date of this Agreement), or any law or regulation which, in the opinion of the Agent, seriously adversely affects or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation or the market price or value of the the Common Shares;

(d) the state of the financial markets in Canada and the United States is such that, in the reasonable opinion of the Agent, the Offered Securities cannot be marketed profitably;

(e) there is an inquiry or investigation (whether formal or informal) by any Securities Regulator or other regulatory authority in relation to the Corporation or any one of its directors or officers, or any of its principal shareholders, which has not been rescinded, revoked or withdrawn and which, in each case, operates to materially prevent or restrict the Distribution of the Qualified Securities as contemplated by this Agreement;

(f) a cease trading order with respect to any securities of the Corporation is made by any Securities Regulator or other competent authority by reason of the fault of the Corporation or its directors, officers and agents and such cease trading order has not been rescinded, revoked or withdrawn;

(g) the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false or misleading; and

(h) the Corporation receives notice from the CSE or Nasdaq that the Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and/or Compensation Shares shall not be accepted for listing on the CSE or Nasdaq.

Notwithstanding the foregoing, this Agreement may only be terminated if all U.S. Securities Purchase Agreement are simultaneously terminated.

The rights of termination contained herein are in addition to any other rights or remedies that the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.

In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or arise after such termination under any or both of Sections 14 and 15.

14. Indemnity and Contribution

The Corporation agrees to indemnify and hold harmless the Agent and each Selling Firm (provided that each such Selling Firm is in material compliance with the covenants and obligations of the Agent set forth in Section 3 herein (as if such Selling Firm were an Agent), to the extent applicable) and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders, partners, advisors and agents (collectively, the "Indemnified Parties" and each, an "Indemnified Party"), to the full extent lawful, from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims") to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation's execution of this Agreement, including in connection with Claims relating to or arising from the following:

(a) any information or statement (except any information or statement relating solely to or provided by the Agent) contained in the Offering Documents, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any material fact or information (except facts or information relating solely to the Agent and provided by the Agent) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Agent and provided by the Agent) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Agent and provided by the Agent) in the Offering Documents (except any document or material delivered or filed solely by the Agent) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Agent) preventing and restricting the trading in or the sale of the Offered Securities in any of the Selling Jurisdictions;

(d) the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(e) material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder or thereunder, and further agrees to immediately reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation's behalf or in right for or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation's execution of the Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the Indemnified Party's breach of this Agreement, or the gross negligence, willful misconduct, fraud or dishonesty of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of willful misconduct, fraud or dishonesty in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall immediately reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

In case any Claim is brought against an Indemnified Party, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in the forfeiture by the Corporation of substantive rights or defences or the extent that the Corporation is materially prejudiced thereby.

No admission of liability and no settlement, compromise or termination of any Claim shall be made without the Corporation's consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. No Indemnified Party shall be obliged to enter into any settlement which does not provide a complete release of such Indemnified Party from all further obligations to the claimant.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a) the employment of such counsel has been authorized in writing by the Corporation;

(b) the Corporation has not assumed the defence within a reasonable period of time after receiving notice of such Claim;

(c) the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d) the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand, but also the relative fault of the Corporation and the Indemnified Parties, as well as any other equitable considerations which may be relevant; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim, any amount in excess of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation's account.

The Corporation hereby acknowledges the Agent as trustee for each of the other Indemnified Parties of the Corporation's covenants under this indemnity with respect to such persons and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees to immediately reimburse the Agent monthly for the time spent by an Indemnified Party in connection with any Claim at their reasonable per diem rates. The Corporation also agrees that if any Claim shall be brought against, or an investigation commenced in respect of the Corporation or the Corporation and the Indemnified Parties shall be required to testify, participate or respond in respect of or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, the Agent shall have the right to employ its own counsel in connection therewith and the Corporation will immediately reimburse the Agent monthly for the time spent by an Indemnified Party in connection therewith at their reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred, including the fees and disbursements of the Agent's counsel.

15. Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the Offering and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne directly by the Corporation, including fees and expenses payable in connection with the qualification of the Offered Securities, Over-Allotment Shares or Over-Allotment Warrants and the Compensation Warrants for Distribution, fees and disbursements of Canadian counsel to the Agent incurred in connection with the Offering (to a maximum of U.S.$95,000 plus disbursements and applicable taxes), fees and disbursements of United States counsel to the Agent (to a maximum of U.S.$15,000 plus disbursements and applicable taxes), all fees and disbursements of counsel to the Corporation and local counsel, all fees and expenses of the Corporation's Auditors, the reasonable fees and expenses relating to the marketing of the Qualified Securities (including "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Agent (including the Agent's travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Prospectus, any Prospectus Amendment, and certificates representing the Shares, Warrants, Over-Allotment Shares, Over-Allotment Warrants and Compensation Warrants issued in connection with the Offering. All reasonable expenses incurred by or on behalf of the Agent and all fees and disbursements of counsel to the Agent payable pursuant to the foregoing shall be deducted from the aggregate purchase price for the Qualified Securities in accordance with Section 8.

16. Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Qualified Securities shall be true and correct at the Closing Time and shall survive the purchase of the Qualified Securities and shall continue in full force and effect until the later of: (i) three years following the Closing Date; and (ii) the latest date under the Applicable Securities Laws in which a Purchaser of Qualified Securities is resident or, if the Applicable Securities Laws do not specify such a date, the latest date under the Limitations Act, 2002 (Ontario).

17. Conflict of Interest

The Corporation acknowledges that the Agent and its affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Agent and other entities in its group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation's interests under this Agreement.

18. Fiduciary

The Corporation hereby acknowledges that the Agent is acting solely as agent in connection with the offer and sale of the Offered Securities. The Corporation further acknowledges that the Agent is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Agent act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Agent may undertake or have undertaken in furtherance of such offer and sale of the Corporation's securities, either before or after the date hereof. The Agent hereby expressly disclaims any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agent agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agent to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation's securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agent agree that the Agent is acting as principal and not the agent or fiduciary of the Corporation and the Agent has not, and the Agent will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agent with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

19. Market Stabilization

In compliance with Applicable Securities Laws and in connection with the Offering, the Agent may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

20. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "Notice") shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

IM Cannabis Corp.

170 University Avenue, Suite 1000
Toronto, Ontario  M5H 3B

Attention: Oren Shuster, Chief Executive Officer Email:
 [REDACTED]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention: Peter Simeon
Email: [REDACTED]

If to the Agent, addressed and sent to:

Roth Canada, ULC
1909 - 130 King Street West
Toronto, Ontario M5X 2A2

Attention: Brady Fletcher

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Tingle Merrett LLP
1250, 639 - 5th Avenue S.W.
Calgary, Alberta T2P 0M9

Attention: Scott Reeves

Fax: [REDACTED]
Email: [REDACTED]

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax or email to the addressee and: (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent, provided that the sender has evidence of a successful transmission, such as a fax confirmation or email receipt confirmation.

21. Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

22. Press Releases

Any press release connected with the Offering issued by the Corporation shall be issued only after consultation with the Agent and in compliance with Applicable Securities Laws and the U.S. Securities Act. If the Offering is successfully completed, the Agent shall be permitted to publish, at the Agent's expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as it may consider appropriate as long as such advertisement or announcement complies with Applicable Securities Laws.

23. Funds

Unless otherwise specified, all funds referred to in this Agreement shall be in United States dollars.

24. Time of the Essence

Time shall be of the essence of this Agreement.

25. Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

26. Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Agent and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading "Indemnity and Contribution" shall also be for the benefit of the Indemnified Party.

27. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

28. Singular and Plural, etc.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "Sections", "subsections" or "subparagraphs" are to the appropriate section, subsection or subparagraph of this Agreement. References to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, references herein to "including" shall mean "including, without limitation", and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

29. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

30. Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.

31. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

32. Facsimile and Electronic Transmission

The Corporation and the Agent shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Agent of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agent in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this Agreement where indicated below and returning the same to the Agent upon which this Agreement as so accepted shall constitute an agreement between us.

Yours very truly,

ROTH CANADA, ULC

By:	“Roth Canada, ULC”
Authorized Officer

The foregoing offer is accepted and agreed to as of the date first above written.

IM CANNABIS CORP.

By:	“IM Cannabis Corp.”
Authorized Officer

SCHEDULE "A"

CONVERTIBLE SECURITIES

Common Shares reserved for issuance pursuant to Common Share purchase warrants (including Common Shares issuable pursuant to outstanding broker compensation options)	2,114,662
Common Shares reserved for issuance pursuant to stock options	3,579,889

SCHEDULE "B"

CORPORATION SUBSIDIARIES

The following are the material subsidiaries of the Corporation (corporate jurisdiction and Corporation's ownership percentage in brackets)

• I.M.C. Holdings Ltd. (Israel - 100% owned by Corporation)

o Adjupharm GmbH (Germany -  90.02% owned by I.M.C. Holdings Ltd.)

• Trichome Financial Corp. (Ontario - 100% by Corporation)

o Trichome JWC Acquisition Corp. dba JWC (Ontario - 100% owned by Trichome Financial Corp.)

For greater certainty, Focus Medical Herbs Ltd. ("Focus"), a company existing under the laws of the State of Israel, is not a subsidiary of the Corporation as such term is contemplated under the Business Corporations Act (British Columbia) or the Securities Act (British Columbia). However, I.M.C. Holdings Ltd. has an option to acquire a combined 74% of Focus from Oren Shuster and Rafael Gabay, as disclosed to the Agent.

SCHEDULE "C"

U.S. Securities Purchase Agreement (Form)

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of May 5, 2021, between IM Cannabis Corp., a company incorporated under the laws of the Province of British Columbia (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to a short form base prospectus under Canadian Securities Laws (as defined below) and an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, the Securities as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.5.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Agency Agreement” means that certain agency agreement dated as of the date hereof between the Company and the Placement Agent, pursuant to which the Placement Agent shall provide its services with respect to the Offering.

“Base Prospectuses” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“BHCA” shall have the meaning ascribed to such term in Section 3.1(nn).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the Province of British Columbia and the State of Israel are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or in the City of Toronto generally are open for use by customers on such day.

“Canadian Base Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Final Base Shelf Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Jurisdictions” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Preliminary Base Shelf Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Prospectus Supplement” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Qualifying Authorities” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Canadian Securities Laws” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the second (2nd) Trading Day following the date hereof.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company Canadian Counsel” means Gowling WLG (Canada) LLP.

“Company U.S. Counsel” means Dorsey & Whitney LLP.

“Consents” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“Decision Document” shall have the meaning ascribed to such term in Section 3.1(n).

“Disclosure Schedule” means the Schedule B of the Agency Agreement.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent.

“Environmental Laws” shall have the meaning ascribed to such term in Section 3.1(m).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Federal Reserve” shall have the meaning ascribed to such term in Section 3.1(nn).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 3.1(m).

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“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incorporated Documents” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreement” means the Lock-Up Agreements, each dated as of the date hereof, by and between the Company and the directors and officers of the Company, in the form of Exhibit A attached hereto.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“OFAC” shall have the meaning ascribed to such term in Section 3.1(ll).

“Per Share Purchase Price” equals U.S.$5.75, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement and before the Closing Date.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pharmaceutical Product” shall have the meaning assigned to such term in Section 3.1(ii).

“Placement Agent” means Roth Canada ULC.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company’s knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Prospectuses” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

“Registration Statement” has the meaning ascribed to such term in Section 3.1(f)(iii).

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Reviewing Authority” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rules and Regulations” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“Securities” means the Shares, the Warrants and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Shares issued or issuable to each Purchaser pursuant to this Agreement.

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“Shelf Procedures” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Shares (and accompanying Warrants) purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any material subsidiary or other related entity of the Company as set forth in the Disclosure Schedule.

“Trading Day” means a day on which both the Nasdaq Capital Market and the Canadian Securities Exchange are open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed for trading on the date in question: the Nasdaq Capital Market or Canadian Securities Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the certificates representing the Warrants, the Lock-Up Agreements, the Agency Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Investor Services Inc., the current transfer agent of the Company, with a mailing address of 510 Burrard St, 3rd Floor Vancouver, BC, V6C 3B9 and any successor transfer agent of the Company.

“U.S. Agents” means A.G.P./Alliance Global Partners and Roth Capital Partners, LLC, as appointed by the Placement Agent with respect to sales made in the United States

“U.S. Base Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“U.S. Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“U.S. Prospectus Supplement” shall have the meaning ascribed to such term in Section 3.1(f)(iii).

“Warrants” means, collectively, the Common Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall be exercisable immediately upon issuance, and have a term of exercise equal to 5 years from the Closing Date, in the form of Exhibit B attached hereto.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

ARTICLE II.

PURCHASE AND SALE

2.1. Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of approximately U.S.$40.25 million of Shares and Warrants. Each Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be made available for “Delivery Versus Payment” settlement with the Company or its designees. The Company shall deliver to each Purchaser its respective Shares and Warrants as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at such location as the parties shall mutually agree. Unless otherwise directed by the Placement Agent, settlement of the Shares shall occur via “Delivery Versus Payment” (“DVP”) (i.e., on the Closing Date, payment shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company, upon receipt of such payment, the Company shall issue the Shares registered in the Purchasers’ names and addresses and released by the Transfer Agent directly to the account(s) at the Placement Agent identified by each Purchaser; upon receipt of such Shares, the Placement Agent shall promptly electronically deliver such Shares to the applicable Purchaser.

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2.2. Deliveries.

(a) On or prior to the Closing Date, the Company shall, unless otherwise stated below, deliver or cause to be delivered to the Placement Agent, on behalf of each Purchaser, the following:

(i) this Agreement duly executed by the Company;

(ii) a legal opinion of Company Canadian Counsel, in a customary form reasonably acceptable to the Purchaser and the Placement Agent and the U.S. Agents;

(iii) a legal opinion and negative assurance of Company U.S. Counsel, delivered to the Placement Agent and the U.S. Agents, and a legal opinion of Company U.S. Counsel delivered to the Purchaser, in a customary form reasonably acceptable to the Purchaser and the Placement Agent;

(iv) subject to the last sentence of Section 2.1, the Company shall have provided each Purchaser with the Company’s wire instructions;

(v) subject to the last sentence of Section 2.1, a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) Shares equal to each Purchaser’s

Subscription Amount divided by the Per Share Purchase Price, registered in the name of such Purchaser and free and clear of all restrictive and other legends;

(vi) the U.S. Prospectus and U.S. Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act);

(vii) a Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 50% of such Purchaser’s Shares determined in accordance with 2.2(a)(v), with an exercise price equal to U.S.$7.20 per Warrant Share, subject to adjustment therein (such Warrant certificate with a wet signature may be delivered within two Trading Days of the Closing Date);

(viii) Officer’s Certificate, in a customary form and substance reasonably satisfactory to the Purchasers and the Placement Agent;

(ix) Secretary’s Certificate, in a customary form and substance reasonably satisfactory to the Purchasers and the Placement Agent; and

(x) the Lock-Up Agreements.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser; and

(ii) such Purchaser’s Subscription Amount, which shall be made available for “Delivery Versus Payment” settlement with the Company or its designees.

2.3. Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

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(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity (excluding the outbreak of COVID-19 and the SARS- CoV-2 virus) of such magnitude in its effect on, or any material adverse change (excluding volatility) in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to each Purchaser:

(a) Subsidiaries. All of the material Subsidiaries of the Company are set forth in the Disclosure Schedule. The Company owns, directly or indirectly, the capital stock or other equity interests of each Subsidiary in the proportions and manners set forth in Disclosure Schedule, free and clear of any Liens other than as disclosed in the Incorporated Documents, and all of the issued and outstanding shares of capital stock owned by the Company, directly or indirectly, of each Subsidiary are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities

(b) Organization and Qualification. The Company and each of its Subsidiaries is an entity duly incorporated or otherwise amalgamated, continued or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, amalgamation, continuation or organization (as more fully described in the Disclosure Schedule), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”); provided that a change in the market price or trading volume of the Common Shares alone shall not be deemed, in and of itself, to constitute a Material Adverse Effect. No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

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(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any U.S. or Canadian court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) the filing with the Commission of the U.S. Prospectus Supplement and the Canadian Qualifying Authorities of the Canadian Prospectus Supplement (as defined in Section 3.1(f) of this Agreement), (iii) the filing of all forms, notices and certificates required pursuant to the policies of the Canadian Securities Exchange and notification(s) to Nasdaq Capital Market with respect to the acceptance of the transactions contemplated by the Transaction Documents and the listing of the Shares and Warrant Shares in the time and manner required thereby, and (iv) such filings as are required to be made under applicable provincial or state securities laws, and excluding such consents, waivers or filings that have already been obtained or will be obtained on or prior to the Closing Date and excluding those filings which under applicable laws are only required to be made after the Closing Date (collectively, the “Required Approvals”).

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(f) Issuance of the Securities; Registration.

(i) The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights of shareholders. The Warrant Shares, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights of shareholders. The Company has reserved from its duly authorized capital stock the maximum number of Common Shares issuable pursuant to this Agreement and the Warrants.

(ii) The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated March 12, 2021 (the “Canadian Preliminary Base Shelf Prospectus”), and a final short form base shelf prospectus dated March 31, 2021 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to U.S. $250,000,000 of the Company’s securities with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the other Canadian Jurisdictions (as defined below) (collectively, with the Reviewing Authority, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus, which receipt evidences the receipt of the British Columbia Securities Commission and is deemed to also be a receipt of the other Canadian Qualifying Authorities. The term “Canadian Jurisdictions” means each of the Provinces and Territories of Canada. The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including all documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules, under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102- Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Prospectus” means the final prospectus supplement (the “Canadian Prospectus Supplement”) relating to the Securities and filed with the Reviewing Authority in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated or deemed to be incorporated therein by reference. No order suspending the distribution of the Securities or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no Proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with. All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to be the copy thereof filed with the Canadian Qualifying Authorities and available on the System for Electronic Document Analysis and Retrieval (“SEDAR”). The aggregate amount of all securities issued pursuant to the Canadian Final Base Shelf Prospectus does not and, immediately following the Closing, will not exceed U.S.$250,000,000, being the maximum allowable amount thereunder.

(iii) The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act and has prepared and filed with the Commission a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-254255) on March 15, 2021, as amended on March 31, 2021, providing for the offer and sale, from time to time, of up to U.S.$250,000,000 of the Company’s securities (the “Registration Statement”). The Registration Statement, which includes the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such Registration Statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on March 31, 2021. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on March 15, 2021, an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Securities, which includes the pricing information, to be filed with the Commission pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no Proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus. All references in this Agreement to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

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(iv) The Canadian Base Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing thereof and through the Closing Date (as defined below) include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date, constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company.

(v) The U.S. Prospectus conformed and will conform to the Canadian Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading.

(vi) No order preventing or suspending the use of the U.S. Base Prospectus has been issued by the

Commission.

(vii) Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(g) Capitalization. The Company is authorized to issue an unlimited number of Common Shares, of which, as of May 4, 2021, there are 50,957,377 Common Shares issued and outstanding. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any Person to acquire from the Company any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security, except for such rights as may have been fully satisfied or waived prior to the date hereof. Except for Common Share purchase warrants and stock options, in relation to which an aggregate of 2,114,662 (inclusive of Common Shares issuable pursuant to outstanding broker compensation options) and 3,579,889 Common Shares are reserved for issuance, respectively, as of the date of this Agreement, and except for the Warrant Shares and except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, the Company has no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Common Shares or Common Share Equivalents. No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Securities will not obligate the Company to issue Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. Except for the Required Approvals, no further approval or authorization of any shareholder of the Company, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

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(h) Incorporated Documents; Financial Statements. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files annual reports on Form 20-F or Form 40-F with the Commission. All conditions for the use of Form F-10 to register the Securities under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Prospectuses (“Incorporated Documents”), at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws, as applicable, and, when read together with the other information in the Prospectuses, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its Subsidiaries; except as otherwise stated in the Registration Statement and the Prospectuses, said consolidated financial statements have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved. No other financial statements or supporting schedules are required to be included in the Registration Statement and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement and the Prospectuses and the books and records of the Company. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, since the date of the latest audited financial statements included within the Incorporated Documents, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made. There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Registration Statement and the Prospectuses, other than such additional financial disclosure as is already included in the Registration Statement and the Prospectuses.

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(j) Litigation. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, there is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority, Canadian, United States or foreign (collectively, an “Action”). Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act or Canadian Securities Laws.

(k) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all applicable U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) Compliance. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any applicable federal, provincial, territorial, state, municipal or local foreign law, regulation, judgment, decree or order of any court, arbitrator or other governmental authority governing its business, or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all applicable foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all applicable federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

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(n) Regulatory Permits. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, each of the Company and its Subsidiaries has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or Proceedings which, if decided adversely to the Company or any such Subsidiary would have a Material Adverse Effect. The Company and each Subsidiary are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(o) Title to Assets. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

(p) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the Incorporated Documents (collectively, the “Intellectual Property Rights”), except where the failure to have such Intellectual Property Rights would not have or reasonably be excepted to have a Material Adverse Effect. None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the Incorporated Documents, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of any facts that would preclude it from having valid license rights or clear title to the Intellectual Property Rights. The Company has no knowledge that it lacks or will be unable to obtain any rights or licenses to use all Intellectual Property Rights that are necessary to conduct its business.

(q) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage of up to US$10,000,000. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

(r) Transactions With Affiliates and Employees. Except as disclosed in the Company’s latest audited financial statements, neither the Company nor any of the Subsidiaries owes any amount to, nor has the Company or any of the Subsidiaries made any present material loans to, or borrowed any material amount from or is otherwise materially indebted to, any officer, director, employee or securityholder of any of them or any Person not dealing at “arm’s - length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of the Subsidiaries. Except as disclosed in the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other Person not dealing at arm’s-length with the Company and the Subsidiaries.

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(s) Internal Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its Subsidiaries’ internal control over financial reporting (within the meaning of Canadian Securities Laws) is effective in all material respects and there has been no material weakness in their internal control over financial reporting other than as set forth in the Incorporated Documents. Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Base Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting other than as disclosed in the documents incorporated by reference in the Prospectuses. The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Such disclosure controls and procedures are effective in all material respects. There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, currently applicable to the Company, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(t) Certain Fees. Except for fees payable to the Placement Agent and/or the U.S. Agents, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u) Investment Company. The Company is not and, immediately after receipt of payment for the Securities, will not be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not be required to register as an

“investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v) Registration Rights. No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w) Canadian Reporting Issuer; SEC Registration. The Company is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Company. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files annual reports on Form 20-F or Form 40-F with the Commission; the Common Shares are registered with the Commission under Section 12(b) of the Exchange Act and the Company is not in breach of any filing or other requirements under the Exchange Act.

(x) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

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(y) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectus Supplement. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated..

(aa) Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The Company’s most recent annual financial statements set forth as of the date thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments that is required to be disclosed under IFRS. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of CAD$50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of CAD$50,000 due under leases required to be capitalized in accordance with IFRS. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb) Tax Status. Except as disclosed in each of the Registration Statement, the Base Prospectuses and the Incorporated Documents or as will be disclosed in the Prospectus Supplements, each of the Company and the Subsidiaries has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect. Each of the Company and the Subsidiaries has paid all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s, or any Subsidiary’s Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax Lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary except for taxes not yet due and payable. Based on current business plans and financial expectations, the Company does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the Code for its current taxable year ending December 31, 2021 or for the foreseeable future. The Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the Code and does not expect to become a controlled foreign corporation upon completion of the Offering.

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(cc) Foreign Corrupt Practices; Criminal Acts. None of the Company, any Subsidiary, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other Person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the FCPA, the CFPOA, or any applicable anti-corruption laws, rules, or regulation of Canada, the United States or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, the Subsidiaries and, to the knowledge of the Company, the Affiliates of the Company and the Subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. Neither the Company nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act (except as otherwise disclosed in the Incorporated Documents), the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws.

(dd) Accountants. Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, who have audited the consolidated financial statements of the Company that are incorporated by reference in the Registration Statement and the Prospectuses, and whose report is incorporated by reference in the Registration Statement and the Prospectuses, is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB).

(ee) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

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(ff) Acknowledgment Regarding Purchaser’s Trading Activity. The Company further understands and acknowledges that (i) one or more Purchasers may engage in hedging activities (in material compliance with applicable laws) at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to the Warrants are being determined, and (ii) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(gg) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent or the U.S. Agents in connection with the placement of the Securities.

(hh) Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan, or as an inducement grant outside of a stock option plan, was granted (i) in accordance with the terms of the Company’s stock option plan or under its terms, respectively, and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(ii) [Reserved]

(jj) [Reserved]

(kk) [Reserved]

(ll) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department

(“OFAC”).

(mm) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(nn) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(oo) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

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(pp) Other Covered Persons. Other than the Placement Agent and the U.S. Agents, the Company is not aware of any Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

3.2. Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. Such Purchaser is not a resident of any jurisdiction in Canada.

(b) Understandings or Arrangements. Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities in compliance with applicable federal, provincial and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. The Purchaser is not resident or domiciled in any province or territory in Canada and is not purchasing the Securities with a view to their resale in Canada.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Access to Information. The Purchaser has been furnished with or has had access to the Company’s periodic reports, the Transaction Documents, the Registration Statement and the Base Prospectuses and will be provided with the U.S. Prospectus Supplement. The Purchaser is not deemed to have any knowledge of any information not included in the documents described above unless such information is delivered in the manner described in the next sentence. In addition, the Purchaser may have received in writing from the Company such other information concerning its operations, financial condition and other matters as the Purchaser has requested, identified thereon as OTHER WRITTEN INFORMATION (such other information is collectively, the “Other Written Information”), and considered all factors the Purchaser deems material in deciding on the advisability of investing in the Securities. The Purchaser was afforded (i) the opportunity to ask such questions as the Purchaser deemed necessary of, and to receive answers from, representatives of the Company concerning the merits and risks of acquiring the Securities; (ii) the right of access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable the Purchaser to evaluate the Securities; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to acquiring the Securities.

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(f) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, each Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company or “derivative” securities based on securities issued by the Company during the period commencing as of the time that such Purchaser first held discussions (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to execution of this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Purchaser (or its broker or other financial representative) to effect Short Sales or similar transactions following the Closing Date. The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions.

(g) Ownership Limitations. The Purchaser does not beneficially own 5% or more of the issued and outstanding Common Shares and shall not beneficially own 5% or more of the issued and outstanding Common Shares on Closing. The Purchaser shall not acquire any additional Common Shares or exercise any securities convertible into Common Shares that would result in such Purchaser beneficially owning 5% or more of the issued and outstanding Common Shares unless it notifies the Company in advance and obtains the pre-approval of the Israeli Medical Cannabis Agency if such pre-approval is required.

(h) Communication of Offer. The Purchaser is not purchasing the Securities as a result of any “general solicitation” or “general advertising,” as such terms are defined in Regulation D under the Securities Act, which includes, but is not limited to, any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or on the internet or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement.

(i) No Governmental Review. The Purchaser understands that no United States federal or state agency or any other governmental or state agency has passed on or made recommendations or endorsement of the Securities or the suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the Offering.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1. Legends. The Securities shall be issued free of legends.

4.2. Furnishing of Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company shall use commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act, except in the event of a merger or acquisition transaction (or other corporate action) approved by the Board of Directors that results in the Company not being subject to such reporting requirements.

4.3. Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

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4.4. Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) furnish a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing or submission with or to the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by applicable securities law in connection with the filing or submission of final Transaction Documents with or to the Commission or the Canadian Qualifying Authorities and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.5. Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.6. Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K or shall issue a press release containing such material non-public information. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7. Use of Proceeds. Except as set forth in the Prospectus Supplement, the Company shall use the net proceeds from the sale of the Securities hereunder for general corporate purposes and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Common Shares or Common Share Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

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4.8. Indemnification of Purchasers. Subject to the provisions of this Section 4.8, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the

Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct), the Company will indemnify each Purchaser Party, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses, as incurred, arising out of or relating to (i) any untrue statement of a material fact contained in the Registration Statement, the Prospectuses or in any amendment or supplement thereto arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Purchaser Party furnished in writing to the Company by such Purchaser Party expressly for use therein, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder in connection therewith, except to the extent, but only to the extent, that such violation arises directly from untrue statements or omissions made by the Company and based solely upon information regarding a Purchaser Party furnished in writing to the Company by such Purchaser Party expressly for use in any disclosure document, report or other filing of the Company. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred, provided that the Company does not have reasonable grounds to believe that it will not be liable to any Purchaser Party under this Agreement. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9. Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants, if applicable.

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4.10. Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the Canadian Securities Exchange and Nasdaq Capital Market, and concurrently with the Closing, the Company shall notify the Canadian Securities Exchange and Nasdaq Capital Market of the issuance of the Shares and Warrant Shares on and as soon as commercially practicable secure the listing of all of the Shares and Warrant Shares on the Canadian Securities Exchange and Nasdaq Capital Market, consistent with manner required thereby. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Shares and Warrant Shares and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all material respects with the

Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. For so long as the Company maintains a listing or quotation of the Common Shares on a Trading Market, the Company agrees to use commercially reasonable efforts to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11. Lock-Up. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its commercially reasonable efforts to seek specific performance of the terms of such Lock-Up Agreement.

4.12. Subsequent Equity Sales.

From the date hereof until [sixty (60)] days after the Closing Date, neither the Company nor any Subsidiary, without the prior written consent of the Placement Agent (such consent not to be unreasonably withheld or delayed), shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Company existing and outstanding as of the date hereof; (ii) the issuance of securities in connection with arm's length asset or share acquisitions, provided that the aggregate number of securities issued in connection with all such acquisitions and other transactions does not exceed 10% of the number of Common Shares outstanding on a fully diluted basis after giving effect to the consummation of the offering pursuant to this Agreement; or (iii) the grant of equity incentives in the normal course under existing equity incentive plans that have been duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company.

4.13. Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.14. Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.4. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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4.15. Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

ARTICLE V.

MISCELLANEOUS

5.1. Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3. Entire Agreement. The Transaction Documents, together with the exhibits thereto, the Prospectuses, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, nonpublic information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K or by issuing a press release containing such material non- public information.

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5.5. Amendments; Waivers. Prior to Closing, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and all of the Purchasers. Thereafter, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Shares based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchasers.

5.8. No Third-Party Beneficiaries. The U.S. Agents shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or Proceeding.

5.10. Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of not longer than three (3) years from the Closing.

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5.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13. Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that, in the case of a rescission of an exercise of a Warrant, the applicable Purchaser shall be required to return any Common Shares subject to any such rescinded exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such Common Shares and the restoration of such Purchaser’s right to acquire such Common Shares pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.14. Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16. Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17. Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or nonperformance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through the legal counsel of the Placement Agent. The legal counsel of the Placement Agent does not represent any of the Purchasers and only represents the Placement Agent. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

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5.18. Liquidated Damages. The Company’s obligations to pay any liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such liquidated damages or other amounts are due and payable shall have been canceled.

5.19. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20. Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.21. Sales During Pre-Settlement Period. Notwithstanding anything herein to the contrary, if at any time on or after the time of execution of this Agreement by the Company and an applicable Purchaser, through, and including the time immediately prior to the Closing (the “Pre-Settlement Period”), such Purchaser sells to any Person all, or any portion, of any Common Shares to be issued hereunder to such Purchaser at the Closing (collectively, the “Pre- Settlement Shares”), such Purchaser shall, automatically hereunder (without any additional required actions by such Purchaser or the Company), be deemed to be unconditionally bound to purchase, and the Company shall be deemed unconditionally bound to sell, such Pre-Settlement Shares to such Purchaser at the Closing; provided, that the Company shall not be required to deliver any Pre-Settlement Shares to such Purchaser prior to the Company’s receipt of the purchase price of such Pre-Settlement Shares hereunder; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by such Purchaser as to whether or not during the Pre-Settlement Period such Purchaser shall sell any Common Shares to any Person and that any such decision to sell any Common Shares by such Purchaser shall solely be made at the time such Purchaser elects to effect any such sale, if any.

5.22. WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

IM CANNABIS CORP.	Address for
By:	Email:
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK SIGNATURE PAGE FOR PURCHASER

FOLLOWS]

Signature Page to Securities Purchase Agreement

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[PURCHASER SIGNATURE PAGES TO IMCC SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of
Purchaser:

Signature of Authorized Signatory of
Purchaser:

Name of Authorized
Signatory:

Title of Authorized
Signatory:

Email Address of
Authorized Signatory:

Address for Notice to
Purchaser:

DWAC for
Shares:

Subscription
Amount:

Shares:

Warrants:

EIN
Number:

 Signature Page to Securities Purchase Agreement

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Exhibit A

LOCK-UP AGREEMENT

May 5, 2021
IM CANNABIS CORP.

Re:

Securities Purchase Agreement, dated as of May 5, 2021 (the “Purchase Agreement”), between IM Cannabis Corp. (the “Company”) and the purchasers signatory thereto (each, a “Purchaser” and, collectively, the “Purchasers”)

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Purchase Agreement. Pursuant to Section 2.2(a) of the Purchase Agreement and in satisfaction of a condition of the Company’s obligations under the Purchase Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until 60 days following the Closing Date (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Common Shares of the Company or securities convertible, exchangeable or exercisable into, Common Shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose stop-transfer instructions preventing the Transfer Agent of the Company from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities provided that (1) the Company receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act and no report of such transfer shall be made voluntarily, and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer:

i) as a bona fide gift or gifts;

ii) to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii) to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity

(a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned;

v) if the undersigned is a trust, to the beneficiary of such trust; or

vi) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned.

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In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict (i) the delivery of Common Shares to the undersigned upon exercise of any options granted under any employee benefit plan of the Company; provided that any Common Shares or Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, or (ii) the delivery of Common Shares to the undersigned upon the exercise of warrants; provided that such Common Shares delivered to the undersigned in connection with such exercise are subject to the restrictions set forth in this Letter Agreement, (iii) transfers of Common Shares or any securities convertible into Common Shares in connection with any “net” or “cashless” exercise of securities granted under any duly authorized equity incentive plan or other compensatory plan of the Company.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act; provided that no sale of Common Shares are made pursuant to such plan during the Restriction Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to each Purchaser to complete the transactions contemplated by the Purchase Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and any Purchaser and that no Purchaser is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Purchasers.

*** SIGNATURE PAGE FOLLOWS***

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This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

Number of Common Shares

Number of Common Shares underlying subject to warrants, options, debentures or other convertible securities

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

IM CANNABIS CORP.

By:      ________________________________________________________

Name:

Title:

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Exhibit B

Form of Warrant

See attached.

31

SCHEDULE "D"

Warrant Certificate (Form)

32

COMMON SHARE PURCHASE WARRANT

IM CANNABIS CORP.

Warrant Shares: _______	Initial Exercise Date: May [__], 2021 Issue Date: May [__], 2021

THIS COMMON SHARE PURCHASE WARRANT (the "Warrant") certifies that, for value received, [_________________] or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Issue Date (the "Initial Exercise Date") and on or prior to 5:00 p.m. (New York City time) on May [__], 20261 (the "Termination Date"), but not thereafter, to subscribe for and purchase from IM Cannabis Corp., a company incorporated under the laws of the Province of British Columbia  (the "Company"), up to [______] common shares, without par value, in the authorized share structure of the Company (the "Common Shares") (as subject to adjustment hereunder, the "Warrant Shares"). This Warrant is one of the Warrants to purchase Common Shares (the "Warrants") issued pursuant to that certain Securities Purchase Agreement, dated as of May 5, 2021 (the "Subscription Date") by and between the Company and investors party thereto or the Agency Agreement dated as of May 5, 2021 between the Company and Roth Canada, ULC (the "Agency Agreement").

The purchase price of one Warrant Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the "Purchase Agreement"), a form of which is attached as Schedule "C" to the Agency Agreement.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy (or pdf copy via e-mail attachment) of the Notice of Exercise in the form annexed hereto (the "Notice of Exercise") and delivery of the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier's check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is applicable and specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price. The exercise price per Warrant Share under this Warrant shall be US$7.20, subject to adjustment hereunder (the "Exercise Price").

c) Cashless Exercise. If at any time during the term of this Warrant, there is no effective registration statement registering (which may be the Registration Statement on Form F-10 (File No. 333-254255)), or no current prospectus available for, the issuance or resale of the Warrant Shares by the Holder, the Holder may exercise the Warrant, in whole or in part, at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a number of Warrant Shares determined according to the following formula (a "Cashless Exercise"):

______________________
1 5 year term

Net Number = (A x B) - (A x C)

B

For purposes of the foregoing formula:

(A) = the total number of shares with respect to which the Warrants are then being exercised.

(B) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Share on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder's execution of the applicable Notice of Exercise if such Notice of Exercise is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of "regular trading hours" on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of "regular trading hours" on such Trading Day; and

(C) = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c). Notwithstanding anything to the contrary, without limiting the rights of the Holder to receive liquidated damages pursuant to Section 2(d)(iv) herein, in the event the Company does not have or maintain an effective registration statement, there are no circumstances that would require the Company to make any cash payments or net cash settle the purchase warrants to the Holders.

"Bid Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the bid price of the Common Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the "Pink Open Market" maintained by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the "Pink Open Market" maintained by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary so long as the Common Shares are listed on the Canadian Securities Exchange (the "CSE"), all calculations contemplated in this subsection 2(c) shall utilize the definitions of "market price" and "VWAP" (or their equivalents) and any related definitions and related calculation concepts then contained in the CSE Company Manual.

d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner of sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise (or if requested by the Holder) by physical delivery of a certificate or direct registration statement, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is two (2) Trading Days after the delivery to the Company of the Notice of Exercise and payment of the aggregate Exercise Price (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised (or, as the case may be, the number of Warrant Shares issuable upon a cashless exercise), irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise  by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise. Under no circumstances is the Company required to cause the Warrant Shares to be delivered prior to payment of the aggregate Exercise Price by the Holder.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant certificate evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant certificate shall in all other respects be identical with this Warrant certificate.

iii. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver the Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e) Holder's Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties")), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall bear no liability. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written request of a Holder, the Company shall within one (1) Trading Day confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant. For greater certainty, notwithstanding that this subsection 2(e) expressly provides that in no event shall the Beneficial Ownership Limitation exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant, the holder of this Warrant shall never utilize the exercise of this Warrant to cause it to acquire beneficial ownership of 10% or more of the Common Shares without prior notice to the Company and without providing a personal information form to the CSE, if requested by the CSE, following such notice to the Company. For greater certainty, notwithstanding that this subsection 2(e) expressly provides that in no event shall the Beneficial Ownership Limitation exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant, the holder of this Warrant shall never utilize the exercise of this Warrant to cause it to beneficially own 5% or more of the Common Shares, without prior notice to the Company and without the pre-approval of the Israeli Medical Cannabis Agency, if such pre-approval is required.

Section 3. Certain Adjustments.

a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of Common Shares any shares of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) [Reserved]

c) Subsequent Rights Offerings. Upon the Company receiving the prior written approval of the CSE (so long as the Common Shares are then listed on the CSE), in addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Shares Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent). For greater certainty, the Company has not applied for, nor received, the prior written approval of the CSE in respect of the matters contemplated by this subsection 3(c) that may be required.

d) Pro Rata Distributions. Upon the Company receiving the prior written approval of the CSE (so long as the Common Shares are then listed on the CSE), during such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, plan of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent). For greater certainty, the Company has not applied for, nor received, the prior written approval of the CSE in respect of the matters contemplated by this subsection 3(d), that may be required.

e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) (each a "Fundamental Transaction"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant); provided, however, that if such Fundamental Transaction referred to in (v) above results in such other Person or group acquiring all of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) then the Holder must accept and can only be issued the Alternate Consideration upon its exercise of the Warrant. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Shares in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the "Successor Entity") to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares, such number of shares and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

g) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or stock exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or stock exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided, further that no notice shall be required if the information is disseminated in a press release or document filed with the Securities and Exchange Commission. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company, the Company shall simultaneously furnish such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

iii. Voluntary Adjustment by Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes, payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or pursuant to Canadian securities laws and regulations (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement. In addition, any resale of this Warrant into British Columbia constitutes a distribution and consequently, such resale shall require a prospectus or an exemption thereto.

e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies, notwithstanding the fact that the Holder's right to exercise this Warrant terminates on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant or the Purchase Agreement, which results in any material and direct damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any direct costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

IM CANNABIS CORP.

By:
Name:
Title:

NOTICE OF EXERCISE

TO: IM CANNABIS CORP.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

________________

________________

________________ Broker Name: ________________ Contact: ________________ Telephone: ________________

(4) Accredited Investor. With respect to U.S. Holders only, the undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

_____________________

_____________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

Exhibit B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:
Email Address:
Dated: _______________ __, ______
Holder's Signature:______________________
Holder's Address:______________________